Wintrust Financial Corporation
Form 10-K, Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the calculation of the ratio of earnings to fixed charges for the last five years.

(Dollars in thousands)		Years ended December 31,
		2014	2013	2012	2011	2010
Income before income taxes	A	$246,431	$224,440	$180,132	$128,033	$100,807

Interest expense:
Interest on deposits		$48,411	$53,191	$68,305	$87,938	$123,779
Interest on other borrowings	C	24,281	26,891	39,200	56,478	53,492

Total interest expense	B	$72,692	$80,082	$107,505	$144,416	$177,271

Ratio of earnings to fixed charges:
Including deposit interest	(A+B) / B	4.39x	3.80x	2.68x	1.89x	1.57x
Excluding deposit interest	(A+C) / C	11.15x	9.35x	5.60x	3.27x	2.88x